SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended: December 31, 2008

___  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number: 1-9410

COMPUTER TASK GROUP INCORPORATED
401(k) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

DECEMBER 31, 2008

with

AUDITOR’S REPORT

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

CONTENTS

Page

Report of Independent Registered Accounting Firm

1

Financial Statements:

Statements of Net Assets Available for Plan Benefits

2

Statements of Changes in Net Assets Available for Plan Benefits

3

Notes to the Financial Statements

4 - 9

Supplemental Schedule:

Schedule of Assets Held for Investment

 Purposes

10

[LOGO] Freed Maxick & Battaglia, CPAs, PC

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Participants and Administrator of

 Computer Task Group, Inc.

 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statement for the year ended December 31, 2008 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

June 23, 2009

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

 December 31,

ASSETS	2008	2007
Investments at fair market value:
Shares of registered investment companies	$78,375,380	$121,774,645
Common collective trust	12,687,420	10,131,812
Employer securities	391,656	454,172
Participant loans	1,283,656	1,315,411
	92,738,112	133,676,040
Receivables:
Employee contributions	3,289	383
Employer contributions	903	230
	4,192	613
Net assets available for plan benefits at fair market value	92,742,304	133,676,653
Adjustment from fair market value to contract value for
interest in collective trust relating to fully benefit
responsive investment contracts	1,045,431	99,873
Net assets available for plan benefits	$93,787,735	$133,776,526

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31,

	2008	2007
Sources of net assets:
Employee contributions	$12,320,570	$12,086,285
Employer contributions	2,490,391	2,308,337
Interest and dividend income	4,658,297	9,228,660
Realized gains from investment transactions, net	-	18,312
Unrealized gains on investments, net	-	27,613
Total sources of net assets	19,469,258	23,669,207
Applications of net assets:
Termination benefits and withdrawal payments	14,212,517	18,817,689
Realized losses from investment transactions, net	101,922	-
Unrealized losses on investments, net	45,053,185	-
Administrative expenses	90,425	39,088
Total applications of net assets	59,458,049	18,856,777
Increase (decrease) in net assets	(39,988,791)	4,812,430
Net assets available for plan benefits:
Beginning of year	133,776,526	128,964,096
End of the year	$93,787,735	$133,776,526

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code.  The Plan is funded by employee and employer contributions and covers substantially all employees of Computer Task Group, Inc. (CTG) who complete one hour of service.  Broker commissions associated with investment transactions are paid by the Plan.  The assets of the Plan are maintained in mutual funds, a common collective trust fund and employer stock held by Hartford Retirement Services, LLC (HRS) (formerly held by SunLife Financial Services).  Reliance Trust Company is the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions - The Plan provides for employee pre-tax contributions of 1% to 30% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year.  In addition, the Plan may contribute a discretionary supplemental matching contribution.  The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during a 12 month period, and complete one year of service.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their investment allocation on a daily basis.

Vesting - Participants are vested immediately in their contributions plus actual earnings or less actual losses thereon.  Participants become 20% vested in employer contributions after two years, 50% after three years of service and fully vested after four years of service.  Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their employer contributions.

Forfeitures - Amounts forfeited by participants and amounts funded to the forfeiture account for retained 12(b)(1) fees are used to reduce future employer contributions and pay certain plan expenses.  Forfeitures used to reduce employer contributions during the year ended December 31, 2008 amounted to $520,650 ($622,430 - 2007).  At December 31, 2008 there were $7,552 of unapplied forfeitures ($5,871 - 2007).

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings or losses, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or actual retirement date occurs.  The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $1,000.  If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses.

Participants who attained age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan by request.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.  Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly by the Company or by the Plan forfeiture account.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results may differ from estimated amounts.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Recognition - All investments are carried at fair value or an approximation of fair value.  Dividends are recorded on the ex-dividend date and interest is accrued as earned.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), which defines fair value under US generally accepted accounting principles, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.  Effective January 1, 2008, the Plan adopted SFAS 157 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset of liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.  Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Shares of Registered Investment Companies and the Computer Task Group, Inc. Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by Hartford.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trusts:

These investments are public investment securities valued using the NAV provided by Hartford.  The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans to Participants:

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

Risks and Uncertainties - The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

Payment of Benefits - Benefits are recorded when paid.

Income Taxes - The Internal Revenue Service has issued a favorable determination letter dated October 11, 2002 on the tax status of the Plan.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.  The Plan applied for a new determination letter during the year ended December 31, 2008.

NOTE 3. - FAIR VALUE OF INVESTMENTS

Below are the Plan’s financial instruments carried at fair market value on the recurring basis by their FAS 157 fair value hierarchy levels:

	As of December 31, 2008
	Quoted Prices In Active Markets for Identical Assets: (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Registered investment companies and Computer Task Group, Inc. Common Stock Fund	$78,767,036	$-	$-	$78,767,036
Common/Collective Trust	-	12,687,420	-	12,687,420
Participant Loans	-	-	1,283,656	1,283,656

Total assets	$78,767,036	$12,687,420	$1,283,656	$92,738,112

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. - FAIR VALUE OF INVESTMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Level 3 Assets Participant Loans

Balance as of January 1, 2008	$1,315,411
Issuances, repayment and settlements, net	(31,755)

Balance as of December 31, 2008	$1,283,656

NOTE 4. - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2008	2007

MFS Growth Allocation A	$17,866,343	$29,593,628
Fixed Fund (formerly MFS Fixed Fund)	$12,687,420	$10,131,812
MFS Moderate Allocation A	$10,557,553	$15,410,724
MFS Value A	$9,362,869	$15,807,676
MFS Research Bond A	$6,132,236	$7,625,434
American Funds Growth Fund of America	$5,255,477	$8,460,215
Fidelity Low-Priced Stock	$5,169,564	$8,976,619
Alliance Bernstein International Value A	$3,106,303*	$7,779,714

*Amount did not meet 5% threshold and is disclosed for comparative purposes only.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $45,155,107 for the year ended December 31, 2008 (appreciated $45,925 - 2007) as follows:

	2008	2007

Shares of registered investment
companies	$(44,848,324)	$(19,247)

Common collective trust fund	(4)	(22,822)

Employer securities	(306,779)	87,994

Total appreciation (depreciation)	$(45,155,107)	$45,925

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5. - PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the participants for distributions from the Plan and loan maintenance fees amounted to $36,866 for the year ended December 31, 2008 ($39,088 - 2007).  For the years ended December 31, 2008 and 2007 fees were paid to UBS for investment advisory services, these amounts qualify as party-in-interest.  The Plan also invests in employer securities through the CTG, Inc. unitized common stock fund.  CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest.  Investment losses from investments sponsored CTG, Inc. amounted to $306,779 for the year ended December 31, 2008.  Investment income from investments sponsored by MFS (formerly a party-in-interest) and CTG, Inc. amounted to $6,241,634 for the year ended December 31, 2007.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31,2008

Identity of Issuer	Description of Investment	Fair Market Value

MFS	MFS Growth Allocation A	$17,866,343
SEI Trust Company	Fixed Fund (formerly MFS Fixed Fund)	12,687,420
MFS	MFS Moderate Allocation A	10,557,553
MFS	MFS Value A	9,362,869
MFS	MFS Research Bond A	6,132,236
American Funds	American Funds Growth Fund of America	5,255,477
Fidelity Management Trust Fund	Fidelity Low-Priced Stock	5,169,564
Dreyfus	Dreyfus Basic S&P 500 Index	3,232,400
Alliance Bernstein	Alliance Bernstein International Value A	3,106,303
American Funds	American Fund Europacific	2,996,292
MFS	MFS Conservative Allocation A	2,638,054
MFS	MFS Aggressive Growth Allocation A	2,570,021
American Funds	American Funds Amcap	1,732,625
Lords Abbett	Lord Abbett Mid Cap Value A	1,591,266
Royce	Royce Low Priced Stock	1,573,787
Franklin	Franklin Small-Mid Cap Growth A	1,338,858
American Funds	American Funds The US Treasury Money	678,015
T. Rowe Price	T. Rowe Price Retirement Income	589,243
T. Rowe Price	T. Rowe Price Retirement 2030 Advisor	327,484
T. Rowe Price	T. Rowe Price Retirement 2010 Advisor	302,139
T. Rowe Price	T. Rowe Price Retirement 2015 Advisor	272,530
T. Rowe Price	T. Rowe Price Retirement 2025 Advisor	267,448
T. Rowe Price	T. Rowe Price Retirement 2020 Advisor	241,400
T. Rowe Price	T. Rowe Price Retirement 2035 Advisor	225,123
T. Rowe Price	T. Rowe Price Retirement 2040 Advisor	188,830
T. Rowe Price	T. Rowe Price Retirement 2045 Advisor	103,843
MFS	MFS Money Market	23,714
T. Rowe Price	T. Rowe Price Retirement 2055 Advisor	16,172
T. Rowe Price	T. Rowe Price Retirement 2050 Advisor	15,791
CTG*	CTG Stock Fund	391,656
CTG 401(k) Retirement Plan*	Participant Loan Fund (interest rates ranging from 4.25%-10%)	1,283,656

		$92,738,112

*The above name institution is a party-in-interest

See accompanying notes.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By: /s/ Peter P. Radetich,
Date: June 23, 2009

Name: Peter P. Radetich
Title: Member, Retirement Plan Committee

Exhibit Index

Exhibit No.                      Description

Exhibit 23                         Consent of Independent Registered Public Accounting Firm